Exhibit 12.1

Statement Regarding Computation of Ratios — Inmarsat Group Limited

	Predecessor					Successor
	Year ended December 31,
	1999	2000	2001	2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Six months ended June 30, 2004
	($ in millions)
Fixed Charges:
Interest expense on loans, overdrafts and finance leases	20.2	16.6	4.7	3.5	2.2	5.6	79.2
Capitalized interest	—	—	3.2	2.1	1.7	—	2.7
Amortization of debt expense and discount or premium	3.5	3.4	3.5	3.2	2.7	0.1	1.3
Rental expense	5.1	6.1	4.4	5.5	11.0	0.6	7.5

Total fixed charges	28.8	26.1	15.8	14.3	17.6	6.3	90.7

Earnings:
Profit/(loss) on ordinary activities	(62.1)	62.6	61.7	164.2	136.3	(1.8)	(14.0)
Income tax expense/credit	24.0	30.9	(2.2)	20.3	56.9	1.0	3.4
Operating loss from discontinued operations	—	15.7	16.8	—	—	—	—
Share of operating loss of joint venture	—	3.9	26.8	—	—	—	—
(Gain)/loss on termination of subsidiaries	—	—	9.2	(1.0)	—	—	—
Minority interest (income)/loss	—	(0.7)	—	—	—	—	—

Pre-tax income/(loss) from continuing operations	(38.1)	112.4	112.3	183.5	193.2	(0.8)	(10.6)

Total earnings/(losses) and fixed charges (excluding capitalized interest)	(9.3)	138.5	124.9	195.7	209.1	5.5	77.4

Ratio of earnings to fixed charges	—	5.3	7.9	13.7	11.9	—	—